

October 14, 2022

Peter Kies
Chief Financial Officer
Inovio Pharmaceuticals, Inc.
660 W. Germantown Pike, Suite 110
Plymouth Meeting, PA 19462

> **Re: Inovio Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 1-14888**

Dear Peter Kies:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Industrial Applications and Services